# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NaaS Technology Inc., CIK 0001712178
CUSIP: 62955X409
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Address of issuer's principal executive offices: Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024
Date of event which requires filing of this statement: 09/04/2025
Amends the filing with accession number 0001104659-24-130923
Filed by CIK 0001934978
Persons authorized to receive notices and communications: Newlinks Technology Limited, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066; Newlink Envision Limited, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066

## Reporting persons
- Newlinks Technology Limited (CIK 0001934978): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,302,854,296; sole dispositive power 0; shared dispositive power 4,302,854,296; aggregate amount beneficially owned 4,302,854,296 (19.1% of the class)
  Comment: Note to Rows 8, 10, 11: Consists of (a) 120,000,000 Class A ordinary shares of the Issuer directly held by Newlink Envision Limited (Envision), a wholly-owned subsidiary of Newlinks Technology Limited (Newlink); (b) 158,121,394 Class B ordinary shares of the Issuer directly held by Envision; (c) 898,883,538 Class C ordinary shares of the Issuer directly held by Envision; (d) 37,848,450 Class B ordinary shares of the Issuer directly held by Newlink; and (e) 212,694,390 Class C ordinary shares of the Issuer directly held by Newlink. The voting power of all Class B ordinary shares directly and indirectly held by Newlink is controlled by Zhen Dai and the voting power of Class C ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Directors and executive officers of Newlink beneficially owning more than 1 percent of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5 percent of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the Joy Capital) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row 13: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 7,474,375,795 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 6,166,828,023 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of September 4, 2025, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.
  
  The voting power of the shares beneficially owned represented 41.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the reporting person of as a single class (consisting of 6,166,828,023 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of September 4, 2025. Newlink also owns 160,000,000 non-convertible Class D ordinary shares through Envision, which entitles it to 8,000,000,000 additional votes, giving it 67.1% total voting power, which is calculated by dividing the total voting power of the reporting person (consisting of 120,000,000 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of September 4, 2025. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares or Class D ordinary shares under any circumstances. Holders of Class D ordinary shares are entitled to five hundred votes per share. Class D ordinary shares are not convertible into any other class of share issued by the Issuer, nor into any ADSs representing the Issuer's Class A ordinary shares.
- Newlink Envision Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 3,498,981,016; sole dispositive power 0; shared dispositive power 3,498,981,016; aggregate amount beneficially owned 3,498,981,016 (15.8% of the class)
  Comment: Note to Rows 8, 10, 11: Consists of (a) 120,000,000 Class A ordinary shares of the Issuer held by Envision; (b) 158,121,394 Class B ordinary shares of the Issuer held by Envision; and (c) 898,883,538 Class C ordinary shares of the Issuer held by Envision. Envision is wholly owned by Newlink. The voting power of all Class B ordinary shares held by Envision is controlled by Zhen Dai and the voting power of Class C ordinary shares held by Envision is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Envision is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. The registered address of Envision is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row 13: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 7,474,375,795 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 6,166,828,023 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of September 4, 2025, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.
  
  The voting power of the shares beneficially owned represented 33.8% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the reporting person of as a single class (consisting of 120,000,000 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of September 4, 2025. Envision also directly owns 160,000,000 non-convertible Class D ordinary shares, which entitles it to 8,000,000,000 additional votes, giving it 62.7% total voting power, which is calculated by dividing the total voting power of reporting person (consisting of 120,000,000 Class A ordinary shares, 158,121,394 Class B ordinary shares, 898,883,538 Class C ordinary shares and 16,000,000 Class D ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of September 4, 2025. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares or Class D ordinary shares under any circumstances. Holders of Class D ordinary shares are entitled to five hundred votes per share. Class D ordinary shares are not convertible into any other class of share issued by the Issuer, nor into any ADSs representing the Issuer's Class A ordinary shares.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Name of issuer: NaaS Technology Inc.
Address of issuer's principal executive offices: Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024
Comment:
Explanatory Note

This Amendment No. 7 to Schedule 13D is filed by the undersigned to amend the statement on Schedule 13D, filed on June 23, 2022 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 17, 2023, Amendment No. 2 to Schedule 13D filed with the SEC on October 19, 2023, Amendment No. 3 to Schedule 13D filed with the SEC on November 29, 2023, Amendment No. 4 to Schedule 13D filed with the SEC on December 21, 2023 Amendment No. 5 to Schedule 13D filed with the SEC on July 19, 2024 and Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2024 (collectively, the "Original Filing"). Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing. Note to CUSIP CUSIP number 62955X409 has been assigned to the American depositary shares ("ADSs") of the issuer, which are quoted on the Nasdaq Capital Market under the symbol "NAAS." Each ADS represents 3,200 Class A ordinary shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end:

On September 4, 2025, the Issuer issued 16,000,000 Class D ordinary shares to Envision as fully paid. Each holder of issued and outstanding Class D ordinary shares shall be entitled to vote with holders of issued and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Issuer voting together as a single class, with respect to any and all matters presented to the shareholders of the Issuer for their action or consideration (whether at an annual or extraordinary general meeting of shareholders of the Issuer, by written action of shareholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each holder of Class D ordinary share shall be entitled to five hundred votes per share held of record by such holder. Each holder of issued and outstanding Class D ordinary shares shall be entitled to notice of all annual or extraordinary general meetings of shareholders (or requests for written consent) in accordance with the Issuer's Second Amended and Restated Memorandum and Articles of Association (M&AA). As long as any Class D ordinary share is issued and outstanding, the Issuer shall not, and shall not agree to, amend, restate, supplement, repeal or otherwise modify (including in connection with a merger, consolidation, recapitalization or otherwise) any provision of the Certificate of Designation or the M&AA in a manner that alters or changes the rights, powers, preferences or privileges of the holders of the Class D ordinary shares, unless in each case, the prior written approval of the holders of a majority of the Class D ordinary shares issued and outstanding has been obtained. The holders of Class D ordinary shares shall have no right to convert their shares into any other class of share issued by the Issuer, nor into any ADSs representing Class A ordinary shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by each reporting person by a total of 7,474,375,795 issued and outstanding ordinary shares of the Issuer as a single class (consisting of 6,166,828,023 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares) as of September 4, 2025, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024; and (d) ADSs issuable upon conversion of the warrant issued to LMR on June 4, 2025, pursuant to a Deed of Settlement dated June 4, 2025. Class D ordinary shares are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.

The percentage of voting power is calculated by dividing the voting power of the Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of each reporting person of as a single class by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class, as of September 4, 2025. Newlink also owns 160,000,000 non-convertible Class D ordinary shares through Envision, which entitles it to 8,000,000,000 additional votes, giving it 67.1% total voting power, which is calculated by dividing the total voting power of Newlink (consisting of 120,000,000 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares) by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares, as of September 4, 2025. Holders of Class A ordinary shares are entitled to one vote per share. The voting power of Class D ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares or Class D ordinary shares under any circumstances. Holders of Class D ordinary shares are entitled to five hundred votes per share. Class D ordinary shares are not convertible into any other class of share issued by the Issuer, nor into any ADSs representing the Issuer's Class A ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is hereby incorporated by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the following persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days: DAI Zhen (Chief Executive Officer of Newlink, Director and Chief Executive Officer of Envision), WANG Yang, SUN Weilin, WANG Chunxiang, CHEN Zhongjue (employee of Bain Capital), LIU Erhai (employee of Joy Capital), ZHANG Hao (employee of CMB International Securities Limited), SHEN Yuanjiang (employee of China International Capital Corporation), YU Jiang (employee of China Merchants Capital) (collectively, "Directors and Executive Officers"), each a Director of Newlink, and each a citizen of China except for YU Jiang (Citizenship: Canada). The business address of the Directors and Executive Officers is Newlink Center, Area G, Building 7, Huitong Times Square,No. 1, Yaojiayuan South Road, Chaoyang District, Beijing.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 is hereby incorporated by reference in its entirety.

## Signatures
- Newlinks Technology Limited: /s/ Zhen Dai, Zhen Dai/Director (09/08/2025)
- Newlink Envision Limited: /s/ Zhen Dai, Zhen Dai/Director (09/08/2025)